EXHIBIT 99.1

NANOBIOTIX Provides Business Update and Reports Half Year 2025 Financial Results

PARIS and CAMBRIDGE, Mass., Sept. 30, 2025 (GLOBE NEWSWIRE) -- NANOBIOTIX (Euronext: NANO - NASDAQ: NBTX - the “Company”), a late-clinical stage biotechnology company pioneering nanotherapeutic approaches to expand treatment possibilities for patients with cancer and other major diseases, provided an update on operational progress and announced its half year financial results for the six-month period ended June 30, 2025.

Operational Highlights of the 2025 Half Year Period and To Date

Expanding clinical development program evaluating the potential broad applicability of JNJ-1900 (NBTXR3) continues to build significant momentum:

  First patient dosed in the CONVERGE study, a Johnson & Johnson (“J&J”)-sponsored randomized Phase 2 study evaluating JNJ-1900 (NBTXR3) for patients with Stage 3 unresectable non-small cell lung cancer receiving standard of care chemoradiation followed by consolidation durvalumab
  First data announced from the completed dose escalation part of a Phase 1 study evaluating JNJ-1900 (NBTXR3) as a 2L+ therapy for patients with locally advanced NSCLC, sponsored by the University of Texas MD Anderson Cancer Center
  Announced full data from the completed MD Anderson Phase 1 study evaluating JNJ-1900 (NBTXR3) in pancreatic cancer along with the launch of a new cohort and expansion of the trial
  Achieved regulatory harmonization of JNJ-1900 (NBTXR3) after agreement with health authorities in major European countries to reclassify JNJ-1900 (NBTXR3) from a medical device to a drug
  Filed a new composition of matter patent for JNJ-1900 (NBTXR3) that aims to reinforce the intellectual property foundation supporting the product candidate
  First data announced from a Nanobiotix-sponsored Phase 1 study evaluating JNJ-1900 (NBTXR3) in combination with immune checkpoint inhibitors for patients with primary cutaneous melanoma resistant to anti-PD-1
  Updated data announced from a Nanobiotix-sponsored Phase 1 study continuing to support JNJ-1900 (NBTXR3) plus anti-PD-1 as a potential new 1L or 2L+ option in anti-PD-1 naïve or resistant R/M-HNSCC

Further execution of disciplined financial plan to reinforce pathway to long-term, self-sustained growth:

  Strengthened financial position through amendment of the JNJ-1900 (NBTXR3) global licensing agreement extending cash visibility to mid-2026
  In active discussions regarding non-dilutive financing, intended to meaningfully extend its cash runway beyond mid-2026.

Half Year 2025 Financial Results

Revenue and Other Income: Revenue and other income have increased for the six months ended June 30, 2025, up to €26.6 million, compared to €9.3 million for the same period in 2024. Further to J&J amendment letter signed in March 2025 reducing the Company’s funding obligation on the future NANORAY-312 study costs, a positive non-cash revenue impact amounting to €21.2m was recorded in accordance with IFRS15 revenue recognition accounting principles application, offsetting the negative non-cash revenue impact recognized in 2024 results following the transfer of NANORAY-312 study sponsorship to J&J signed at the end of 2024. In addition, revenue towards J&J also included €3.4m of clinical product sales to J&J and R&D tax credit income of 1.7 million.

Research and Development (“R&D”) Expenses: R&D expenses consist primarily of preclinical, clinical and manufacturing expenses including employee-related payroll expenses related to the development of JNJ-1900 (NBTXR3). These expenses for the six months ending June 30 2025, were €14.5 million compared to €22.0 million for the same period in 2024. This favorable R&D cost decrease was primarily driven by lower clinical development activities in NANORAY-312 study further to the transfer of sponsorship to J&J which has assumed nearly all remaining study expanses, less a small portion of costs that remain covered by the Company.

Selling, General and Administrative (“SG&A”) Expenses: SG&A expenses consist primarily of administrative employee-related payroll expenses, legal and other professional fees, patent filing and maintenance fees, and insurance. Total SG&A expenses for the six months ending June 30, 2025, were €11.3 million, which is quite stable compared to €10.8 million for the same period in 2024. This slight unfavorable variance is mainly due to a phasing issue of social contributions expenses.

Net loss: Net loss attributable to common shareholders for the six months ending June 30, 2025, was €5.4 million, or a €0.11 basic loss per share. This compares to a net loss attributable to common shareholders of €21.9 million, or €0.46 basic loss per share, for the same period in 2024.

Cash and Cash Equivalents: Cash and cash equivalents as of June 30, 2025, were €28.8 million, compared to €49.7 million as of December 31, 2024.

Financial Guidance: Based on the current operating plan and financial projections, the Company anticipates that the cash and cash equivalents of €28.8 million as of June 30, 2025, will fund its operations into mid-2026, similar to its prior guidance.

Going Concern:

In March 2025, the Company and J&J executed an amendment to the License Agreement. The amendment provides that J&J will assume nearly all remaining costs for the ongoing pivotal Phase 3 trial through completion, less a small portion of costs that will remain covered by the Company, allowing the Company to extend its cash runway and to reduce its operating cash outflows post this amendment, including the period beyond mid-2026.

With the available €28.8 million of cash and cash equivalents as of June 30, 2025 and based on its current operating plan, the Company anticipates that its existing cash and cash equivalents will be insufficient to fund its operations over the next twelve months following the issuance of interim condensed consolidated financial statements.

These events and conditions indicate that a material uncertainty exists that may cast significant doubt on the Company’s ability to continue as a going concern and, therefore, the Company may be unable to realize its assets and discharge its liabilities in the normal course of business.

However, as the Company is in active discussions regarding non-dilutive financing intended to meaningfully extend its cash runway beyond the 12 months, the executive board determined it is appropriate to prepare the interim condensed consolidated financial statements as of and for the six-month period ended June 30, 2025, on a going concern basis, assuming the Company will continue to operate for the foreseeable future and to address its liquidity challenges by pursuing activities to generate additional cash inflows and by closely managing its operating expenditures, based on assumptions described in the half-year 2025 financial report.

Availability of the Half Year 2025 Financial Reports

The 2025 half-year financial report has been filed with the French financial market authority (Autorité des marchés financiers). It is available to the public on the Company’s website, www.nanobiotix.com.

About NANOBIOTIX

Nanobiotix is a late-stage clinical biotechnology company pioneering disruptive, physics-based therapeutic approaches to revolutionize treatment outcomes for millions of patients; supported by people committed to making a difference for humanity. The Company’s philosophy is rooted in the concept of pushing past the boundaries of what is known to expand possibilities for human life.

Incorporated in 2003, Nanobiotix is headquartered in Paris, France and is listed on Euronext Paris since 2012 and on the Nasdaq Global Select Market in New York City since December 2020. The Company has subsidiaries in Cambridge, Massachusetts (United States) amongst other locations.

Nanobiotix is the owner of more than 25 patent families associated with three (3) nanotechnology platforms with applications in 1) oncology; 2) bioavailability and biodistribution; and 3) disorders of the central nervous system.

For more information about Nanobiotix, visit us at www.nanobiotix.com or follow us on LinkedIn and Twitter.

Disclaimer
This press release contains “forward-looking” statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements regarding the use of proceed therefrom, and the period of time through which the Company’s anticipates its financial resources will be adequate to support operations. Words such as “expects”, “intends”, “can”, “could”, “may”, “might”, “plan”, “potential”, “should” and “will” or the negative of these and similar expressions are intended to identify forward-looking statements. These forward-looking statements which are based on the Company’ management’s current expectations and assumptions and on information currently available to management. These forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those implied by the forward-looking statements, including risks related to Nanobiotix’s business and financial performance, which include the risk that assumptions underlying the Company’s cash runway projections are not realized. Further information on the risk factors that may affect company business and financial performance is included in Nanobiotix’s Annual Report on Form 20-F filed with the SEC on April 2, 2025 under “Item 3.D. Risk Factors”, in Nanobiotix’s 2024 universal registration document filed with the AMF on April 2, 2025 under “chapter 1.5 Risk Factors”, and subsequent filings Nanobiotix makes with the SEC and AMF from time to time, including the Half-Year Report at June 30, 2025 which are available on the SEC’s website at www.sec.gov and on the AMF's website at www.amf.org, The forward-looking statements included in this press release speak only as of the date of this press release, and except as required by law, Nanobiotix assumes no obligation to update these forward-looking statements publicly.

Contacts

Nanobiotix
Communications Department Brandon Owens VP, Communications +1 (617) 852-4835 contact@nanobiotix.com	Investor Relations Department Joanne Choi VP, Investor Relations (US) +1 (713) 609-3150 Ricky Bhajun Director, Investor Relations (EU) +33 (0) 79 97 29 99 investors@nanobiotix.com
Media Relations
France – HARDY Caroline Hardy +33 06 70 33 49 50 carolinehardy@outlook.fr	Global – uncapped Becky Lauer +1 (646) 286-0057 uncappednanobiotix@uncappedcommunications.com

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